Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2015

1. Organization

Demeter Advisory Group, LLC (the "Company") was organized as a California limited liability company in March, 2008. The Company is owned by its sole member, Demeter Group Holdings, LP ("DGH"), and operates in San Francisco, California. Under this form of organization, the member is not liable for the debts of the Company. The Company is a securities broker dealer registered with the Securities and Exchange Commission and engages in mergers and acquisitions and private placement advisory services on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represent amounts earned per agreement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisitions and private placement advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. Company is no longer subject to examination by taxing authorities for tax years before 2011.

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2015

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $2,642,914, which exceeded the requirement by $2,637,914.

4. **Risk Concentration**

For the year ended December 31, 2015, 78% of investment banking fees were earned from two clients.

At various times during the year, the Company's cash balances may exceed the FDIC insured limit.

5. **Contingencies**

The Company is involved with certain claims and disputes. It is the opinion of the Company's management, based on consultation with legal counsel, that liabilities, if any, arising from such claims, disputes or examinations would not have a material effect on the Company's financial position. Due to uncertainties and the early stages of these claims, it is at least reasonably possible that management's estimate of the outcome could change.

6. **Related Party Transactions**

The Company has an expense sharing agreement with DGH. DGH provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate DGH. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. **Subsequent Events**

The Company has evaluated subsequent events through January 28, 2016, the date which the financial statements were issued.